AZURE PRINTED HOMES, INC.

CONSOLIDATED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND DECEMBER 31, 2021
(AUDITED)

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(AUDITED)



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Azure Printed Homes, Inc.
Culver City, California

Opinion

We have audited the consolidated financial statements of Azure Printed Homes, Inc., which comprise the consolidated balance sheet as of December 31, 2022 and December 31, 2021, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Azure Printed Homes, Inc. as of December 31, 2022 and December 31, 2021, and the result of its consolidated operations and its consolidated cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are required to be independent of Azure Printed Homes, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time, not to exceed one year beyond the date of the financial statements being audited.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Azure Printed Homes, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Azure Printed Homes, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 26, 2023
Los Angeles, California

AZURE PRINTED HOMES, INC.
CONSOLIDATED BALANCE SHEET
(AUDITED)

As of December 31,		2022		2021
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	59,225	$	48,606
Acccounts Receivable, net		112,448		-
Due from Related Parties		-		104,513
Other Current Assets		50,393		-
Total Current Assets		**222,066**		**153,119**
Property and equipment, net		302,314		-
Intangibles		21,501		-
Total Assets	$	**545,881**	$	**153,119**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	55,013	$	87,430
Billings in excess of costs and estimated earnings		-		249,114
Due to Related Parties		-		-
Current Portion of Loans		374,403		107,396
Other Current Liabilities		8,192		7,507
Total Current Liabilities		**437,608**		**451,447**
SAFEs		953,449		-
Loans		700,929		440,978
Total Liabilities		**2,091,986**		**892,425**
STOCKHOLDERS EQUITY				
Common Stock		2,020		8,678
Additional Paid In Capital		18,052		-
Retained Earnings/(Accumulated Deficit)		(1,566,177)		(747,984)
Total Stockholders' Equity		**(1,546,104)**		**(739,306)**
Total Liabilities and Stockholders' Equity	$	**545,881**	$	**153,119**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 3,977,272	$ 3,474,284
Cost of Goods Sold	3,223,046	2,736,647
Gross profit	754,226	737,638
Operating expenses		
General and Administrative	1,603,320	1,010,863
Sales and Marketing	7,137	16,352
Total operating expenses	1,610,458	1,027,215
Operating Income/(Loss)	(856,231)	(289,577)
Interest Expense	233,433	43,421
Other Loss/(Income)	(271,472)	(106,300)
Income/(Loss) before provision for income taxes	(818,193)	(226,698)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (818,193)	$ (226,698)

See accompanying notes to financial statements.

AZURE PRINTED HOMES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(AUDITED)

For Fiscal Year Ended December 31, 2022 and 2021

(in , $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	2,000,000	$ 8,678	-	$ -	$ -	$ (521,286)	$ (512,608)
Net Income/(Loss)	-	-	-	-	-	(226,698)	(226,698)
Balance—December 31, 2021	2,000,000	$ 8,678	-	$ -	$ -	$ (747,984)	$ (739,306)
Issuance of common shares	20,000	(6,658)	-	-	6,658	-	-
Sahe based compensation expense	-	-	-	-	11,394	-	11,394
Net Income/(Loss)	-	-	-	-	-	(818,193)	(818,193)
Balance—December 31, 2022	2,020,000	$ 2,020	-	$ -	$ 18,052	$ (1,566,177)	$ (1,546,104)

AZURE PRINTED HOMES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(AUDITED)

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(818,193)	$	(226,698)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Fair value adjustment - SAFEs		73,342		-
Share based compensation expense		11,394		
Bad debt expense		-		28,426
Amortization expense		4,300		-
Depreciation expense		27,708		-
Changes in operating assets and liabilities:				-
Acccounts Receivable, net		(112,448)		(9,661)
Due from Related Parties		104,513		(104,513)
Other Current Assets		(50,393)		-
Accounts Payable		(32,417)		12,361
Due to Related Parties		-		(65,039)
Construction In Progress		(249,114)		61,536
Other Current Liabilities		685		7,258
Net cash provided/(used) by operating activities		**(1,040,623)**		**(296,330)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(330,022)		-
Purchases of Intangible Assets		(25,801)		-
Net cash provided/(used) in investing activities		**(355,823)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing Loans		526,958		328,274
SAFE investments		880,106		
Net cash provided/(used) by financing activities		**1,407,065**		**328,274**
Change in Cash		10,619		31,944
Cash—beginning of year		48,606		16,662
Cash—end of year	$	**59,225**	$	**48,606**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	233,433	$	43,421
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Azure Printed Homes, Inc. was incorporated on March 28, 2022, in the state of Delaware. The consolidated financial statements of Azure Printed Homes, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Culver City, California. Azure Printed Homes, Inc. owns 100% shares of Azure Construction, Inc.

Azure Construction, Inc. was incorporated on August 19, 2019, in the state of California. It is a construction company primarily building new residential homes, remodeling existing homes, adding Accessory Dwelling Units (ADUs), and building backyard studios in Los Angeles, Ventura, and Riverside Counties.

Azure Printed Homes, Inc. 3D-prints homes, ADUs ad backyard studios with a material consisting primarily of recycled polymers

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Consolidation

The Company's consolidated financial statements include the accounts of subsidiaries over which the Company exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, and December 31, 2021, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and 2021, the Company had no reserves.

Inventories

Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5 years
Leasehold Improvements	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as five years.

Income Taxes

Azure Printed Homes, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

The Company earns revenues from construction services provided.

Cost of sales

Costs of goods sold include cost of labor, commissions, distribution services, federal excise tax, freight, delivery, ingredients packaging and supplies, and cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022, and December 31, 2021 amounted to $7,137 and $16,352, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2021, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 26, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2021.

We adopted the standard effective January 1, 2022, using the modified retrospective adoption method which allowed us to initially apply the new standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit. In connection with our adoption of the new lease pronouncement, we recorded a charge to retained earnings.

Effects of Adoption

We have elected to use the practical expedient package that allows us to not reassess: (1) whether any expired or existing contracts are or contain leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. We additionally elected to use the practical expedients that allow lessees to: (1) treat the lease and non-lease components of leases as a single lease component for all of our leases and (2) not recognize on our balance sheet leases with terms less than twelve months.

We determine if an arrangement is a lease at inception. We lease certain manufacturing facilities, warehouses, offices, machinery and equipment, vehicles and office equipment under operating leases. Under the new standard, operating leases result in the recognition of ROU assets and lease liabilities on the consolidated balance sheet. ROU assets represent our right to use the leased asset for the lease term and lease liabilities represent our obligation to make lease payments. Under the new standard, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, upon adoption of the new standard, we used our estimated incremental borrowing rate based on the information available, including lease term, as of January 1, 2022, to determine the present value of lease payments. Operating lease ROU assets are adjusted for any lease payments made prior to January 1, 2022, and any lease incentives. Certain of our leases may include options to extend or terminate the original lease term. We generally conclude that we are not reasonably certain to exercise these options due primarily to the length of the original lease term and our assessment that economic incentives are not reasonably certain to be realized. Operating lease expense under the new standard is recognized on a straight-line basis over them lease term. Our current finance lease obligations consist primarily of cultivation and distribution facility leases.

Summary of Effects of Lease Accounting Standard Update Adopted in 2022

The Company has no active long term lease agreements as of December 31, 2022.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Deposits	50,393	-
Total Other Current Assets	**$ 50,393**	**$ -**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll Liabilities	8,192	7,507
Total Other Current Liabilities	**$ 8,192**	**$ 7,507**

4. PROPERTY AND EQUIPMENT

As of December 31, 2022, and December 31, 2021, property and equipment consists of:

As of Year Ended December 31,	2022	2021
Equipment	$ 255,992	$ -
Leasehold Improvements	74,030	-
Fixed assets, at Cost	**330,022**	**-**
Accumulated depreciation	(27,708)	-
Fixed assets, Net	**$ 302,314**	**$ -**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2022, and 2021 were in the amount of $27,708 and $0 respectively.

5. INTANGIBLE ASSETS

As of December 31, 2022, and December 31, 2021, intangible asset consist of:

As of Year Ended December 31,	2022	2021
Patents&Trademarks	$ 25,801	$ -
Intangible assets, at cost	**25,801**	**-**
Accumulated amortization	(4,300)	-
Intangible assets, Net	**$ 21,501**	**$ -**

Amortization expenses for trademarks and patents for the fiscal year ended December 31, 2022, and 2021 were in the amount of $4,300 and $0 respectively.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2022:

Period	Amortization Expense
2023	$ 4,300
2024	4,300
2025	4,300
2026	4,300
Thereafter	4,301
Total	**$ 21,501**

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 2,020,000 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 10,000,000 shares of Preferred Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 0 shares of Preferred Stock have been issued and are outstanding.

7. SHAREBASED COMPENSATION

During 2022, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 300,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2022
Expected life (years)	10.00
Risk-free interest rate	4.41%
Expected volatility	75%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.
The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2020	-	$	-	-
Granted	-			
Exercised	-			
Expired/Cancelled	-			-
Outstanding at December 31, 2021	-	$	-	-
Exercisable Options at December 31, 2021	-	$	-	-
Granted	50,000	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	50,000	$	2.07	9.02
Exercisable Options at December 31, 2022	50,000	$	2.07	9.02

Stock option expenses for the year ended December 31, 2022 and December 31, 2021 was $11,394 and $0 respectively.

8.   DEBT

Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2022					For the Year Ended December 2021				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Pearl Loan	$ 150,000	no set	8.26.2022	3.31.2022	$ 23,064	$ -	$ 70,299	$ -	$ 70,299	$ -	$ -	$ -	$ -	$ -
New Co Loan	175,000	no set	3.28.2022	10.1.2023	35,290	-	34,754	-	34,754	-	-	-	-	-
Smart Loan	75,000	no set	11.17.2022	1.31.2023	3,539	-	42,838	-	42,838	-	-	-	-	-
Fundbox Loan	121,000	no set	6.22.2022	12.22.2023	13,723	-	57,985	-	57,985	-	-	-	-	-
ENGS Loans	216,994	7.31%	4.19.2022	4.19.2027	3,952	-	40,986	167,024	208,009	-	-	-	-	-
Flash Loan	150,000	no set	11.15.2022	8.31.2024	9,380	-	114,701	-	114,701	-	-	-	-	-
Envision Loan	38,997	15.00%	8.3.2022	8.3.2027	2,773	-	5,840	29,590	35,430	-	-	-	-	-
SBA EDIL	504,315	3.75%	5.23.2020	5.23.2050	15,737	15,737	-	504,315	504,315	14,149	14,149	12,577	364,738	377,315
Sara Lee	7,000	6.00%	12.19.2022	1.19.2022	-	-	7,000	-	7,000	-	-	-	-	-
SBA PPP	95,300	1.00%	12.7.1905	17.7.1905	-	-	-	-	-	953	953	19,060	76,240	95,300
Wall Funding	210,000	no set	6.24.2021	3.31.2022	82,973	-	-	-	-	-	-	51,222	-	51,222
Bluevine Line of Credit	167,500	-	2021	-	32,684	-	-	-	-	12,891	12,891	24,536	-	24,536
Total					$ 223,115	$ 15,737	$ 374,403	$ 700,929	$ 1,075,332	$ 27,993	$ 27,993	$ 107,396	$ 440,978	$ 548,374

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021

2023	$	374,403
2024		26,088
2025		30,559
2026		31,816
2027		12,795
Thereafter		599,671
Total	**$**	**1,075,332**

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Principal Amount	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31,	
					2022	2021
2022 SAFE	$ 608,806	Fiscal year 2022	$ 24,000,000	90%	$ 608,806	$ -
2022 SAFE	200,000	Fiscal year 2022	$ 20,000,000	90%	200,000	
2022 SAFE	71,300	Fiscal year 2022	$ 25,000,000	90%	71,300	
Change in fair value of SAFE obligations					73,342	-
Total SAFE(s)	**$ 880,106**				**$ 953,448**	**$ -**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022, and December 31, 2021 consists of the following:

As of Year Ended December 31,		2022		2021
Net Operating Loss	$	(64,042)	$	(231,139)
Valuation Allowance		64,042		231,139
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(442,445)	$	(211,305)
Valuation Allowance		442,445		211,305
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had net operating loss ("NOL") carryforwards of approximately $1,566,177. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the consolidated financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. RELATED PARTY

There are no other related party transactions.

11. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 26, 2023, which is the date the consolidated financial statements were available to be issued.

In 2023, the company issued Simple Agreements for Future Equity ("SAFE") worth $321,000. The terms of the SAFE include a Valuation Cap of $25,000,000 and a discount rate of 10%.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.